Issuer Free Writing Prospectus dated November 4, 2025

Relating to Preliminary Prospectus Supplement dated November 4, 2025

Filed pursuant to Rule 433

Registration Statement No. 333-272121

Guardant Health Announces Pricing of Upsized Public Offering of Common Stock

PALO ALTO, Calif. November 4, 2025 – Guardant Health, Inc. (“Guardant Health”) (Nasdaq: GH), a leading precision oncology company, today announced the pricing of an upsized underwritten public offering of 3,333,333 shares of Guardant Health’s common stock at a public offering price of $90.00 per share (the “common stock offering”). The size of the common stock offering was increased from the previously announced $250.0 million of shares of common stock.

In addition, Guardant Health granted the underwriters an option to purchase up to an additional 499,999 shares of common stock at the public offering price, less underwriting discounts and commissions. The common stock offering is expected to close on November 7, 2025, subject to the satisfaction of customary closing conditions.

Goldman Sachs & Co. LLC, Jefferies, Leerink Partners and Guggenheim Securities are acting as the joint book-running managers for the common stock offering.

Guardant Health estimates that the net proceeds from the common stock offering will be approximately $284.4 million after deducting underwriting discounts and commissions and estimated offering expenses payable by Guardant Health, excluding any exercise of the underwriters’ option to purchase additional shares. Guardant Health intends to use the net proceeds from the common stock offering, together with the net proceeds from Guardant Health’s concurrent convertible notes offering (as defined below), if consummated, for general corporate purposes, which may include, depending on market conditions, repurchasing a portion of Guardant Health’s 0% convertible senior notes due 2027 (the “2027 notes”). General corporate purposes may also include the acquisition of complementary products, technologies, intellectual property or businesses; however, Guardant Health currently does not have any agreements or commitments to complete any such transactions. This press release is not an offer to repurchase any 2027 notes and the common stock offering is not contingent upon the repurchase of any 2027 notes. There can be no assurances that Guardant Health will repurchase any 2027 notes.

In a separate press release and concurrently with the common stock offering, Guardant Health also announced today the pricing of its previously announced offering of $350.0 million aggregate principal amount of its convertible senior notes due 2033 (the “notes”) to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “concurrent convertible notes offering”). The size of the concurrent convertible notes offering was increased from the previously announced $300.0 million aggregate principal amount of notes. Guardant Health also granted to the initial purchasers in the concurrent convertible notes offering an option to purchase, within a 13-day period beginning on, and including, the date on which the notes are first issued, up to an additional $52.5 million aggregate principal amount of notes. The concurrent convertible notes offering is expected to close on November 7, 2025, subject to the satisfaction of customary closing conditions. The completion of the common stock offering is not contingent on the completion of the concurrent convertible notes offering, and the completion of the concurrent convertible notes offering is not contingent on the completion of the common stock offering.

The common stock offering is being made pursuant to a shelf registration statement, including a base prospectus, that was filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2023, and became automatically effective upon filing. The common stock offering is being made only by means of a prospectus supplement and the accompanying prospectus. Before you invest, you should read the prospectus supplement and the accompanying prospectus in the registration statement and the other documents Guardant Health has filed or will file with the SEC for more complete information about Guardant Health and the common stock offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement, the final prospectus supplement, when available, and the accompanying prospectus may be obtained by contacting Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: (866) 471-2526, or by emailing prospectus-ny@ny.email.gs.com; Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, New York 10022, telephone: (877) 821-7388, or by emailing prospectus_department@jefferies.com; Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, telephone: (800) 808-7525, ext. 6105, or by emailing syndicate@leerink.com; or Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison Avenue, 8th Floor, New York, NY 10017, telephone: at (212) 518-9544, or by emailing GSEquityProspectusDelivery@guggenheimpartners.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities being offered in the offerings, nor shall there be any offer or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Guardant Health

Guardant Health is a leading precision oncology company focused on guarding wellness and giving every person more time free from cancer. Founded in 2012, Guardant is transforming patient care and accelerating new cancer therapies by providing critical insights into what drives disease through its advanced blood and tissue tests, real-world data and AI analytics. Guardant tests help improve outcomes across all stages of care, including screening to find cancer early, monitoring for recurrence in early-stage cancer, and treatment selection for patients with advanced cancer.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of federal securities laws, including statements regarding the timing and completion of the offerings on the anticipated terms, or at all, market conditions and statements regarding the expected net proceeds of the common stock offering and the anticipated use of proceeds from the offerings, including any potential repurchases of the 2027 notes, each of which involve risks and uncertainties that could cause the actual results to differ materially from the anticipated results and expectations expressed in these forward-looking statements. These statements are based on current expectations, forecasts and assumptions, and actual outcomes and results could differ materially from these statements due to a number of factors. These and additional risks and uncertainties that could affect Guardant Health’s financial and operating results and cause actual results to differ materially from those indicated by the forward-looking statements made in this press release include those discussed under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and elsewhere in its Annual Report on Form 10-K for the year ended December 31, 2024, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025 and in its other reports filed with or furnished to the SEC thereafter. The forward-looking statements in this press release are based on information available to Guardant Health as of the date hereof, and Guardant Health disclaims any obligation to update any forward-looking statements provided to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law. These forward-looking statements should not be relied upon as representing Guardant Health’s views as of any date subsequent to the date of this press release.

Investor Contact:

Zarak Khurshid

investors@guardanthealth.com

Media Contact:

Meaghan Smith

press@guardanthealth.com

Source: Guardant Health, Inc.